UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 6*

SYNEOS HEALTH, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

45329R109
(CUSIP Number)

Michael J. Aiello, Esq.
Sachin Kohli , Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Thomas H. Lee Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,602,698 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,602,698 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,602,698 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.40% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) As of May 6, 2021, includes shares directly owned by Thomas H. Lee Equity Fund VI (2019), L.P., THL Fund VI (2019) Coinvestment Partners, L.P., THL Equity Fund VII Investors (inVentiv), L.P., Thomas H. Lee Equity Fund VII, L.P., Thomas H Lee Parallel Fund VII, L.P., Thomas H. Lee Parallel (Cayman) Fund VII, L.P., THL Executive Fund VII, L.P., THL Fund VII Coinvestment Partners, L.P., THL Managers VI, LLC and THL Managers VII, LLC.

(2) Based on 103,826,393 shares of Common Stock outstanding, as reported in the Issuer’s Prospectus Supplement dated May 3, 2021, and filed with the Securities and Exchange Commission (the “SEC”) on May 5, 2021 (the “May 2021 Prospectus Supplement”).

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
THL Holdco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,602,698 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,602,698 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,602,698 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.40%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) As May 6, 2021, includes shares directly owned by Thomas H. Lee Equity Fund VI (2019), L.P., THL Fund VI (2019) Coinvestment Partners, L.P., THL Equity Fund VII Investors (inVentiv), L.P., Thomas H. Lee Equity Fund VII, L.P., Thomas H Lee Parallel Fund VII, L.P., Thomas H. Lee Parallel (Cayman) Fund VII, L.P., THL Executive Fund VII, L.P., THL Fund VII Coinvestment Partners, L.P., THL Managers VI, LLC and THL Managers VII, LLC.

(2) Based on 103,826,393 shares of Common Stock outstanding, as reported in the May 2021 Prospectus Supplement.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Thomas H. Lee Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,602,698 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,602,698 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,602,698 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.40%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) As of May 6, 2021, includes shares directly owned by Thomas H. Lee Equity Fund VI (2019), L.P., THL Fund VI (2019) Coinvestment Partners, L.P., THL Equity Fund VII Investors (inVentiv), L.P., Thomas H. Lee Equity Fund VII, L.P., Thomas H Lee Parallel Fund VII, L.P., Thomas H. Lee Parallel (Cayman) Fund VII, L.P., THL Executive Fund VII, L.P., THL Fund VII Coinvestment Partners, L.P., THL Managers VI, LLC and THL Managers VII, LLC.

(2) Based on 103,826,393 shares of Common Stock outstanding, as reported in the May 2021 Prospectus Supplement.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
THL Equity Advisors VI (2019), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,558,352 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,558,352 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,558,352 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.50% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) As of May 6, 2021, includes shares directly owned by Thomas H. Lee Equity Fund VI (2019), L.P.

(2) Based on 103,826,393 shares of Common Stock outstanding, as reported in the May 2021 Prospectus Supplement.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Thomas H. Lee Equity Fund VI (2019), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,558,352 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,558,352 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,558,352 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.50%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) As of May 6, 2021.

(2) Based on 103,826,393 shares of Common Stock outstanding, as reported in the May 2021 Prospectus Supplement.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
THL Fund VI (2019) Coinvestment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,180 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,180 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,180 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) As of May 6, 2021.

(2) Based on 103,826,393 shares of Common Stock outstanding, as reported in the May 2021 Prospectus Supplement.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
THL Equity Advisors VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,935,441 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,935,441 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,935,441 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.79% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) As of May 6, 2021, includes shares directly owned by THL Equity Fund VII Investors (inVentiv), L.P., Thomas H. Lee Equity Fund VII, L.P., Thomas H Lee Parallel Fund VII, L.P., Thomas H. Lee Parallel (Cayman) Fund VII, L.P. and THL Executive Fund VII, L.P.

(2) Based on 103,826,393 shares of Common Stock outstanding, as reported in the May 2021 Prospectus Supplement.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
THL Equity Fund VII Investors (inVentiv), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,714,456 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,714,456 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,714,456 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.61% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) As of May 6, 2021.

(2) Based on 103,826,393 shares of Common Stock outstanding, as reported in the May 2021 Prospectus Supplement.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Thomas H. Lee Equity Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
416,114 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
416,114 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
416,114 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.40% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) As of May 6, 2021.

(2) Based on 103,826,393 shares of Common Stock outstanding, as reported in the May 2021 Prospectus Supplement.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Thomas H Lee Parallel Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
328,331 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
328,331 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
328,331 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.32% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) As of May 6, 2021.

(2) Based on 103,826,393 shares of Common Stock outstanding, as reported in the May 2021 Prospectus Supplement.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
Thomas H. Lee Parallel (Cayman) Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
440,066 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
440,066 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
440,066 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.42% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) As of May 6, 2021.

(2) Based on 103,826,393 shares of Common Stock outstanding, as reported in the May 2021 Prospectus Supplement.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
THL Executive Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
36,474 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
36,474 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,474 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) As of May 6, 2021.

(2) Based on 103,826,393 shares of Common Stock outstanding, as reported in the May 2021 Prospectus Supplement.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
THL Fund VII Coinvestment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
63,457 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
63,457 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,457 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.06% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) As of May 6, 2021.

(2) Based on 103,826,393 shares of Common Stock outstanding, as reported in the May 2021 Prospectus Supplement.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
THL Managers VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
916 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
916 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
916 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.01%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) As of May 6, 2021.

(2) Based on 103,826,393 shares of Common Stock outstanding, as reported in the May 2021 Prospectus Supplement.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
THL Managers VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
352 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
352 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
352 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.01%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) As of May 6, 2021.

(2) Based on 103,826,393 shares of Common Stock outstanding, as reported in the May 2021 Prospectus Supplement.

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on August 10, 2017 (as amended from time to time, the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 6 shall have the meaning assigned to such term in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 is amended and restated as follows:

This Schedule 13D relates to the Reporting Persons’ (as defined in Item 2) beneficial ownership interest in the Class A common stock, par value $0.01 per share (the “Common Stock”), of Syneos Health, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 1030 Sync Street, Morrisville, North Carolina 27560-5468.

Item 4.	Purpose of Transaction

Item 4 is supplemented as follows:

The information set forth under Item 5 of this Amendment No. 4 is incorporated herein by reference.

On May 6, 2021, the THL Selling Stockholders (as defined below) sold an aggregate of 3,208,348 shares of Common Stock to BofA Securities, Inc. (the “May 2021 Underwriter”) for $81.04 per share as part of an underwritten public offering (the “May 2021 Offering”), pursuant to the Underwriting Agreement, dated May 3, 2021 (the “May 2021 Underwriting Agreement”), by and among Fund VI 2019, Fund VI 2019 Coinvest, Equity Fund VII inVentiv, Equity Fund VII, Parallel Fund VII, Parallel (Cayman) Fund VII, Executive Fund VII, Fund VII Coinvest, Managers VI and Managers VII (the “THL Selling Stockholders”), certain other selling stockholders, the Issuer and the May 2021 Underwriter. Specifically, (i) Equity Fund VII sold 246,777 shares of Common Stock, (ii) Parallel Fund VII sold 194,717 shares of Common Stock, (iii) Parallel (Cayman) Fund VII sold 260,981 shares of Common Stock, (iv) Executive Fund VII sold 21,631 shares of Common Stock, (v) Fund VII Coinvest sold 37,634 shares of Common Stock, (vi) Equity Fund VII inVentiv sold 1,609,808 shares of Common Stock, (vii) Fund VI 2019 sold 809,848 shares of Common Stock, (viii) Fund VI 2019 Coinvest sold 26,200 shares of Common Stock, (ix) Managers VI sold 544 shares of Common Stock, and (x) Managers VII sold 208 shares of Common Stock in the May 2021 Offering to the May 2021 Underwriter.  The May 2021 Offering was made pursuant to the Issuer’s shelf registration statement on Form S-3 (File No. 333-228559), as supplemented by a prospectus, dated May 3, 2021, and filed with the SEC on May 5, 2021 (the “May 2021 Prospectus Supplement”).

In connection with the May 2021 Offering, the THL Selling Stockholders and Thomas H. Lee Partners, L.P. (“THL”) entered into customary “lock-up” agreements with the May 2021 Underwriter, dated May 3, 2021 (the “May 2021 Lock-up Agreements”), pursuant to which the THL Selling Stockholders and THL generally agreed, subject to certain exceptions, not to sell, transfer, or otherwise dispose of any shares of Common Stock or securities convertible into, or exchangeable or exercisable for, shares of Common Stock, for 30-days after the date of the final prospectus relating to the May 2021 Offering without prior written consent from the May 2021 Underwriter.

In connection with the May 2021 Offering, on May 6, 2021, the THL Selling Stockholders sold an aggregate of 183,334 shares of Common Stock at $81.04 per share in a private sale to the Company (the “May 2021 Private Sale”), pursuant to the Stock Repurchase Agreement, dated as of April 30, 2021 (the “April 2021 Repurchase Agreement”), by and between the THL Selling Stockholders, the Company and certain other selling stockholders. Specifically, (i) Equity Fund VII sold 13,616 shares of Common Stock, (ii) Parallel Fund VII sold 10,744 shares of Common Stock, (iii) Parallel (Cayman) Fund VII sold 14,400 shares of Common Stock, (iv) Executive Fund VII sold 1,194 shares of Common Stock, (v) Fund VII Coinvest sold 2,076 shares of Common Stock, (vi) Equity Fund VII inVentiv sold 88,824 shares of Common Stock, (vii) Fund VI 2019 sold 50,992 shares of Common Stock, (viii) Fund VI 2019 Coinvest sold 1,446 shares of Common Stock, (ix) Managers VI sold 30 shares of Common Stock, and (x) Managers VII sold 12 shares of Common Stock to the Company.

On May 6, 2021, Fund VI 2019 distributed 114,333 shares of Common Stock in an in-kind distribution (the “May 2021 Distribution”) to its general partner, which in turn, distributed such shares to its general partner for further distribution, in each case, for no additional consideration and in accordance with the relevant terms of the applicable fund’s partnership agreement.

The foregoing descriptions of the May 2021 Underwriting Agreement, the May 2021 Lock-up Agreements and the April 2021 Repurchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the May 2021 Underwriting Agreement, a copy of which is attached as Exhibit 99.14, a form of the Lock-up Agreement attached as Annex IV to the May 2021 Underwriting Agreement, and the April 2021 Repurchase Agreement, a copy of which is attached as Exhibit 99.15, all of which are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a)(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 6 as of May 6, 2021, are incorporated herein by reference.  As of May 5, 2021, after giving effect to the May 2021 Offering, the May 2021 Private Sale and the May 2021 Distribution, the Reporting Persons beneficially own, in the aggregate, 5,602,698 shares of Common Stock, which represents 5.40% of the Common Stock issued and outstanding.  The following table sets forth the number of shares and percentage of Common Stock owned by each Reporting Person.  The percentage of Common Stock owned was calculated based on 103,826,393 shares of Common Stock outstanding following the completion of the transactions contemplated by the April 2021 Repurchase Agreement, as reported in the May 2021 Prospectus Supplement.

Reporting Persons	Number of Shares Beneficially Owned	Percentage of Common Stock

Thomas H. Lee Advisors, LLC	5,602,698	5.40%

THL Holdco LLC	5,602,698	5.40%

Thomas H. Lee Partners, L.P.	5,602,698	5.40%

THL Equity Advisors VI (2019), LLC	1,558,352	1.50%

Thomas H. Lee Equity Fund VI (2019), L.P.	1,558,352	1.50%

THL Fund VI (2019) Coinvestment Partners, L.P.	44,180	0.04%

THL Equity Advisors VII, LLC	3,935,441	3.79%

THL Equity Fund VII Investors (inVentiv), L.P.	2,714,456	2.61%

Thomas H. Lee Equity Fund VII, L.P.	416,114	0.40%

Thomas H. Lee Parallel Fund VII, L.P.	328,331	0.32%

Thomas H. Lee Parallel (Cayman) Fund VII, L.P.	440,066	0.42%

THL Fund VII Coinvestment Partners, L.P.	63,457	0.06%

THL Executive Fund VII, L.P.	36,474	0.04%

THL Managers VI, LLC	916	Less than 0.01%

THL Managers VII, LLC	352	Less than 0.01%

On account of the THL Stockholders’ Agreement (as defined and more fully described in Item 6 of the Schedule 13D), the Reporting Persons may be deemed to constitute a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(c) Other than as reported in this Amendment No. 6, no Reporting Person has entered into any transactions in the securities of the Issuer within the last 60 days.

(d) Under certain circumstances, partners or members of a Reporting Person, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The information set forth under Item 4 of this Amendment No. 6 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

99.14
Underwriting Agreement, dated May 3, 2021, by and among the THL Selling Stockholders, BofA Securities, Inc., certain other selling stockholders and the Issuer (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 5, 2021).

99.15
Stock Repurchase Agreement, dated April 30, 2021, by and between the THL Selling Stockholders, certain other stockholders and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 5, 2021).

99.16*	Joint Filing Agreement.

*	Filed herewith

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2021	THOMAS H. LEE ADVISORS, LLC
By: THL Holdco, LLC, its Managing Member

By:	/s/ Michael McDonnell
Name: Michael McDonnell
Title: Chief Financial Officer, Management Company

Date: May 10, 2021	THL HOLDCO, LLC

By:	/s/ Michael McDonnell
Name: Michael McDonnell
Title: Chief Financial Officer, Management Company

Date: May 10, 2021	THOMAS H. LEE PARTNERS, L.P.
By: Thomas H. Lee Advisors, LLC, its General Partner
By: THL Holdco, LLC, its Managing Member

By:	/s/ Michael McDonnell
Name: Michael McDonnell
Title: Chief Financial Officer, Management Company

Date: May 10, 2021	THL EQUITY ADVISORS VI (2019), LLC
By: Thomas H. Lee Partners, L.P., its Sole Member
By: Thomas H. Lee Advisors, LLC, its General Partner
By: THL Holdco, LLC, its Managing Member

By:	/s/ Michael McDonnell
Name: Michael McDonnell
Title: Chief Financial Officer, Management Company

Date: May 10, 2021	THOMAS H. LEE EQUITY FUND VI (2019), L.P.
By: THL Equity Advisors VI (2019), LLC, its General Partner
By: Thomas H. Lee Partners, L.P., its Sole Member
By: Thomas H. Lee Advisors, LLC, its General Partner
By: THL Holdco, LLC, its Managing Member

By:	/s/ Michael McDonnell
Name: Michael McDonnell
Title: Chief Financial Officer, Management Company

Date: May 10, 2021	THL EQUITY FUND VI (2019) COINVESTMENT PARTNERS, L.P.
By: Thomas H. Lee Partners, L.P., its General Partner
By: Thomas H. Lee Advisors, LLC, its General Partner
By: THL Holdco, LLC, its Managing Member

By:	/s/ Michael McDonnell
Name: Michael McDonnell
Title: Chief Financial Officer, Management Company

Date: May 10, 2021	THL EQUITY ADVISORS VII, LLC
By: Thomas H. Lee Partners, L.P., its Sole Member
By: Thomas H. Lee Advisors, LLC, its General Partner
By: THL Holdco, LLC, its Managing Member

By:	/s/ Michael McDonnell
Name: Michael McDonnell
Title: Chief Financial Officer, Management Company

Date: May 10, 2021	THL FUND VII COINVESTMENT PARTNERS, L.P.
By: Thomas H. Lee Partners, L.P., its General Partner
By: Thomas H. Lee Advisors, LLC, its General Partner
By: THL Holdco, LLC, its Managing Member

By:	/s/ Michael McDonnell
Name: Michael McDonnell
Title: Chief Financial Officer, Management Company

Date: May 10, 2021	THL EQUITY FUND VII INVESTORS (INVENTIV), L.P.
THOMAS H. LEE EQUITY FUND VII, L.P.
THOMAS H. LEE PARALLEL FUND VII, L.P.
THOMAS H. LEE PARALLEL (CAYMAN) FUND VII, L.P.
THL EXECUTIVE FUND VII, L.P.
By: THL Equity Advisors VII, LLC, its General Partner
By: Thomas H. Lee Partners, L.P., its Sole Member
By: Thomas H. Lee Advisors, LLC, its General Partner
By: THL Holdco, LLC, its Managing Member

By:	/s/ Michael McDonnell
Name: Michael McDonnell
Title: Chief Financial Officer, Management Company

Date: May 10, 2021	THL MANAGERS VI, LLC

By:	/s/ Michael McDonnell
Name: Michael McDonnell
Title: Chief Financial Officer, Management Company

Date: May 10, 2021	THL MANAGERS VII, LLC

By:	/s/ Michael McDonnell
Name: Michael McDonnell
Title: Chief Financial Officer, Management Company